Mail Stop 4561

January 30, 2007

Patricia S. Morris
Senior Vice President and
Chief Financial Officer
VA Software Corporation
46939 Bayside Parkway
Fremont, CA 94538

      Re: VA Software Corporation
               Form 10-K for the Fiscal Year Ended
               July 31, 2006
               Filed October 16, 2006
               File No. 000-28369

Dear Ms. Morris:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed July 24, 2006

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 52

1.   We note that the Company recognizes Online Media revenue over the period in which the advertisements are displayed. We also note that certain contracts include minimum impression requirements. Do the contracts that are recognized

over the term of the agreement also include minimum impression requirements? If so, please describe your process for monitoring the minimum impression requirements and explain the terms over which the minimum impressions are guaranteed (i.e. monthly, quarterly, annually, etc.). Also, tell us how you determine the amount of revenue to be recognized in each period (i.e. monthly ratable revenue vs. impression-based revenue).

2.   We note your disclosures on page 12 where you indicate that the Company may be required to defer the recognition of license revenue in instances where you are required to deliver either unspecified additional products or specified upgrades. Tell us how considered paragraphs 37 – 38 of SOP 97-2 (for specified upgrades) and paragraphs 48 – 49 of SOP 97-2 (for unspecified additional products) in accounting for these arrangements. Also, tell us what consideration you have given to including a discussion of these arrangements in your policy footnotes.

3.   We note on page 22 that you provide hosting services to your software customers and that hosting fees are recognized as the hosting services are performed. Please clarify the terms of these arrangements including how your revenue recognition policy complies with the guidance under EITF 00-3. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software and help us understand whether your hosting arrangements are accounted for under SOP 97-2 or SAB 104.

4.   We also note you entered into co-marketing agreements with certain third-party advertising and remnant sales networks related to marketing and/or selling advertising space on your OSTB web sites. Describe the terms of these agreements. Tell us how you account for revenues and costs and provide the specific accounting literature that you apply to such arrangements.

5.   We note your discussion of the Geek Points rewards program on page 5. Tell us how you account for the promotions and discounts offered through this program and other similar incentive programs and tell us how you considered EITF 01-9 in accounting for such programs. Tell us the amount of the accrued liability for these programs at each balance sheet date and tell us how you determined the adequacy of such amounts.

Form 10-Q filed December 11, 2006

Note 2. Summary of Significant Accounting Policies

Property and Equipment, page 11

6.   We also note in the quarter ended October 31, 2006 you capitalized development
      costs related to your SourceForge.net Marketplace platform under SOP 98-1 for
      internal use software. Tell us why you believe capitalizing software development
      costs under SOP 98-1 is appropriate related to this software. Refer to paragraph 7
      of EITF 00-3.

Forms 8-K filed August 29, 2006, November 28, 2006 and December 4, 2006

7.   We note your use of non-GAAP measures in the Form 8-Ks noted above which
      excludes certain recurring items. Tell us how you considered Question 8 of
      Frequently Asked Questions Regarding the Use of Non-GAAP Financial
      Measures to include the following disclosures:

      • the manner in which management uses the non-GAAP measure to conduct or
        evaluate its business;
      • the economic substance behind management's decision to use such a measure;
      • the material limitations associated with use of the non-GAAP financial
        measure as compared to the use of the most directly comparable GAAP
        financial measure;
      • the manner in which management compensates for these limitations when
        using the non-GAAP financial measure; and
      • the substantive reasons why management believes the non-GAAP financial
        measure provides useful information to investors.

      In this regard, we believe you should further enhance your disclosures to comply
      with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related
      FAQ to demonstrate the usefulness of your non-GAAP financial measures which
      excludes certain recurring items, especially since these measures appear to be
      used to evaluate performance. Your current disclosures regarding the reasons for
      presenting these non-GAAP measures appear overly broad considering that
      companies and investors may differ as to which items warrant adjustment and
      what constitutes operating performance. For example, explain what you mean by
      "core" operating results. If you intend to use this terminology in your future
      Forms 8-K, ensure that it is adequately defined and explain how you determined
      that the excluded items were representative of your "core" operating results.
      Additionally, it is unclear why the excluded items should not be considered in
      assessing your performance as they appear to be recurring and integral to your
      performance. For example, you state that the adjustments are for items that are

for "unusual" expenses although you continue to incur these expenses each reporting period.

8.   Also, we note your use of the term "pro forma income from continuing operations" in your Form 8-K. Please note that it is not appropriate for you to use this term in your Forms 8-K since you have not used that term as contemplated in Regulation S-X. Rather, such disclosures should be referred to as non-GAAP measures. Refer to footnote 12 to the Final Rules for the Conditions for Use of Non-GAAP Financial Measures.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief